As filed with the Securities and Exchange Commission on August 26, 1999
                                                          Registration No. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ----------------------

                         THE ESTEE LAUDER COMPANIES INC.
             (Exact name of registrant as specified in its charter)



               Delaware                                   11-2408943
    (State or other jurisdiction of                    (I.R.S. Employer
    incorporation or organization)                   Identification No.)

                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 572-4200
          (Address, including zip code, and telephone number, including area code, of registrants' principal executive office)

                              Paul E. Konney, Esq.
                             Senior Vice President,
                          General Counsel and Secretary
                         The Estee Lauder Companies Inc.
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 572-4200
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)


                                 With a copy to:

                            Jeffrey J. Weinberg, Esq.
                               Matthew Bloch, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.

           If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

600207 v.9

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [ X ]

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------ -------------------------- --------------------------
                                                                                 Proposed
                                                                                  Maximum                   Amount of
          Title of Each Class of Securities to be Registered                     Aggregate                Registration
                                                                            Offering Price (1)               Fee (2)
------------------------------------------------------------------------ -------------------------- --------------------------

                          Debt Securities (3)                                $400,000,000 (4)             $111,200 (4)
======================================================================== ========================== ==========================

(1) The proposed maximum aggregate offering price per security will be determined by us from time to time in connection with the issuance of the securities.
(2)  Calculated pursuant to Rule 457(o) under the Securities Act.
(3) Subject to note (4) below, we are registering an indeterminate principal amount of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the aggregate offering price will be in an aggregate principal amount at maturity as would result in aggregate gross proceeds received by us not to exceed
     $400,000,000 less the gross proceeds attributable to any securities previously issued pursuant to this registration statement.
(4) In no event will the aggregate offering price of all securities issued from time to time pursuant to this Registration Statement exceed $400,000,000.
     The securities registered by this registration statement may be sold separately or as units with other securities.


           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securites and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                  Subject to completion, dated August 26, 1999


     Preliminary Prospectus

                                  $400,000,000

[Logo]                   The Estee Lauder Companies Inc.
                                 Debt Securities

           We intend to offer and sell from time to time, in one or more series, debt securities in amounts, at prices and on terms to be determined by market conditions at the time of the offering. We will not use this prospectus to sell debt securities with an aggregate offering price of more than $400,000,000.

           We will provide specific terms for the securities we offer in supplements to this prospectus, including:

          o    designation;

          o    aggregate principal amount or aggregate initial offering price;

          o    maturity;

          o    rate and times of payment of interest, if any; and

          o    other specific terms.

           You should read this prospectus and the related supplements to this prospectus carefully before you invest in the securities.

                         ---------------------

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                         ---------------------

           This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.


                                  This prospectus is dated ______________, 1999.

                                TABLE OF CONTENTS
                                                                            Page


ABOUT THIS PROSPECTUS.........................................................3

WHERE YOU CAN FIND MORE INFORMATION...........................................3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................3

FORWARD-LOOKING INFORMATION...................................................5

THE COMPANY...................................................................6

RATIO OF EARNINGS TO FIXED CHARGES............................................8

USE OF PROCEEDS...............................................................9

SELECTED CONSOLIDATED FINANCIAL INFORMATION..................................10

DESCRIPTION OF THE DEBT SECURITIES...........................................12

DESCRIPTION OF CAPITAL STOCK.................................................18

PLAN OF DISTRIBUTION.........................................................23

LEGAL MATTERS................................................................23

EXPERTS......................................................................24

                              ABOUT THIS PROSPECTUS

           This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "Commission") utilizing a "shelf" registration process. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings up to a total amount of $400,000,000. This prospectus provides you with a general description of the securities we intend to offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and the related prospectus supplements together with additional information described under the heading "Where You Can Find More Information" and the information we incorporate by reference in this prospectus described under the heading "Incorporation of Certain Documents by Reference."

                       WHERE YOU CAN FIND MORE INFORMATION

           We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, we file reports and other information with the Commission. You may read and copy the reports and other information we file with the Commission at the Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330. You may also obtain information about us from the following regional offices of the
Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials can be obtained at prescribed rates. Our filings with the Commission are also available on the Commission's home page on the Internet at http://www.sec.gov.

           We have filed with the Commission a registration statement on Form S-3. This prospectus, which is a part of the registration statement, omits certain information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety by that reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

           The Commission allows us to "incorporate by reference" the information we file with the Commission. This permits us to disclose important information to you by referencing these filed documents. We incorporate by reference in this prospectus the following documents which have been filed with the Commission:

          (i) our Annual Report on Form 10-K for the fiscal year ended June 30, 1998; and

          (ii) our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1998, December 31, 1998 and March 31, 1999.

           We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

           We will promptly provide without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to Investor Relations Department, The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, New York 10153, telephone number (212) 572-4184.

                             ----------------------

                           FORWARD-LOOKING INFORMATION

           We and our representatives from time to time make written or oral forward looking statements, including statements contained in this and other filings with the Commission and in our reports to stockholders. The words and phrases "will likely result," "expects," "believes," "will continue," "is anticipated," "estimates," "projects" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions and general optimism about future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, we cannot assure that actual results will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

                     (i) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than we do;

                     (ii) consolidations and restructurings in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry or ownership of retailers by our competitors or ownership of competitors by our customers that are retailers;

                     (iii) social, political and economic risks to our foreign manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

                     (iv) changes in the laws, regulations and policies, including changes in accounting standards, that affect, or will affect, us in the United States and abroad;

                     (v) foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we and our foreign competitors sell our products in the same market and our operating and manufacturing costs outside of the United States;

                     (vi) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities which, due to consolidations in our manufacturing operations, now manufacture nearly all of our supply of a particular type of products (i.e., focus factories);

                     (vii) changes in product mix to products which are less profitable; and

                     (viii) our ability and the ability of third parties, including customers, suppliers and governmental entities, to adequately address Year 2000 issues.

           We assume no responsibility to update forward-looking statements made herein or otherwise.

                             ----------------------

                                   THE COMPANY

           The Estee Lauder Companies Inc., founded in 1946 by Estee and Joseph Lauder, is one of the world's leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products. Our products are sold in over 100 countries and territories under the following well-recognized brand names: Estee Lauder, Clinique, Aramis, Prescriptives, Origins, MoAoC, Bobbi Brown essentials, jane and Aveda. We are also the global licensee for fragrances and cosmetics for the Tommy Hilfiger, Donna Karan New York and DKNY brands. Each brand is distinctly positioned within the cosmetics market.

           We are a pioneer in the cosmetics industry and believe we are a leader in the industry due to the global recognition of our brand names, our leadership in product innovation, our strong market position in key geographic markets and the consistently high quality of our products. We sell our products principally through limited distribution channels to complement the images associated with our brands. These channels, encompassing over 9,000 points of sale, consist primarily of upscale department stores, specialty retailers, upscale perfumeries and pharmacies and, to a lesser extent, free-standing company stores, stores on cruise ships, in-flight and duty free shops in airports and cities. We believe that our strategy of pursuing limited distribution strengthens our relationships with retailers, enables our brands to be among the best selling product lines at the stores and heightens the aspirational quality of our brands. With the acquisitions of jane and Aveda in fiscal 1998, we broadened our distribution to include new channels, namely self-select outlets and salons. We also began selling Clinique products (November 1998) and Origins products (July 1999) directly to consumers over the internet.

Products

           Skin Care--Our broad range of skin care products addresses various skin care needs for women and men. These products include moisturizers, creams, lotions, cleansers, sun screens and self tanning products, a number of which are developed for use on particular areas of the body, such as the face, the hands or areas around the eyes. Skin care products accounted for approximately 33% and 35% of our net sales in the nine months ended March 31,1999 and our fiscal 1998, respectively.

           Makeup--We manufacture, market and sell a full array of makeup products including lipsticks, mascaras, foundations, eyeshadows, nail polishes and powders. Many of these products are offered in an extensive array of shades and colors. We also sell related items such as compacts, brushes and other makeup tools. Makeup products accounted for approximately 36% of our net sales in each of the nine months ended March 31, 1999 and our fiscal 1998.

           Fragrance--We offer a variety of fragrance products for women and men. The fragrances are sold in various forms, including eau de parfum sprays and colognes. Fragrance also includes lotions, powders, creams and soaps that are based on a particular fragrance, as well as bath and aromatherapy products. Fragrance products accounted for approximately 28% and 27% of our net sales in the nine months ended March 31, 1999 and our fiscal 1998, respectively.

           Hair Care--We increased the range and depth of our hair care product offerings with the acquisition of the Aveda business in December 1997. Hair care products include shampoo, conditioner, styling gel and hairspray. Hair care products accounted for approximately 2% and 1% of our net sales in each of the nine months ended March 31, 1999 and our fiscal 1998, respectively.

           Given the generally personal nature of our products and the wide array of consumer preferences and tastes, as well as the competition for the attention of consumers, our strategy has been to market and promote our products through distinctive brands seeking to address broad preferences and tastes. Each brand has a single global image that is promoted with consistent logos, packaging and advertising designed to enhance its image and differentiate it from other brands.

           Estee Lauder--Estee Lauder brand products, which have been sold since 1946, are positioned as luxurious, classic and aspirational. We believe that Estee Lauder brand products are technologically advanced and innovative and have a worldwide reputation for excellence. This broad product line principally consists of skin care, makeup and fragrance products which are presented in high quality packaging.

           Clinique--First introduced in 1968, Clinique skin care and makeup products are all allergy tested and 100% fragrance free and have been designed to address individual skin types and needs. The products are based on the research and related expertise of leading dermatologists. Clinique skin care products are marketed as part of the Three-Step System: Cleanse, Exfoliate, Moisturize.

           Aramis--We pioneered the marketing of prestige men's grooming and skin care products and fragrances with the introduction of Aramis products in 1964. Aramis continues to offer one of the broadest lines of prestige men's products and has extended the line to include fragrances for women.

           Prescriptives--We developed and introduced Prescriptives in 1979. Prescriptives is positioned as a color authority with an advanced collection of highly individualized products primarily addressing the makeup and skin care needs of contemporary women with active lifestyles. The products are characterized by simple concepts, minimalist design and an innovative image, and through a system of color application and extensive range of makeup shades, accommodate a diverse group of consumers.

           Origins--Origins, our most recent internally-developed brand, was introduced in 1990. It is positioned as a plant-based cosmetics line of skin care, makeup and aromatherapy products that combine time-tested botanical ingredients with modern science to promote total well-being. Origins sells its products through stand-alone Origins stores, stores-within-stores (which are designed to replicate the Origins store environment within a department store) and traditional retail counters.

           Tommy Hilfiger--We have an exclusive global license arrangement to develop and market a line of men's and women's fragrances and cosmetics under the Tommy Hilfiger brand. In 1995, we launched a men's fragrance, tommy, with cologne and aftershave products, and in the fall of 1996, we launched a women's fragrance, tommy girl. In March 1998, we introduced the Hilfiger Athletics men's fragrance.

           MoAoC--MoAoC products comprise a broad line of color-oriented, professional cosmetics and professional makeup tools targeting makeup artists and fashion-conscious consumers. The products are sold through a limited number of department and specialty stores and stand-alone MoAoC stores. We acquired Make-Up Art Cosmetics Limited, the manufacturer of MoAoC products, in three stages in December 1994, March 1997 and February 1998.

           Bobbi Brown essentials--In October 1995, we acquired the Bobbi Brown essentials line of color cosmetics, professional makeup brushes and skin care products. Bobbi Brown products are manufactured to our specifications by third parties and sold through a limited number of department and specialty stores. In March 1998, the brand introduced its first fragrance, bobbi.

           jane --We acquired Sassaby, Inc., the owner of the jane brand of color cosmetics targeted to the young consumer market in October 1997. jane products are currently distributed only in the United States through the self-select distribution channel.

           Donna Karan Cosmetics--In November 1997, we obtained the exclusive global license to develop and market a line of fragrances and other cosmetics under the Donna Karan New York and DKNY trademarks. We are continuing to market and sell certain products that were originally sold by The Donna Karan Company and are developing concepts for future introductions.

           Aveda--We acquired the Aveda business in December 1997. Aveda, a prestige hair care leader, is a manufacturer and marketer of plant-based hair, skin, makeup and body care products that use the science of flower and plant aromatherapy. The products are principally sold by us through third-party distributors and are available in salons and stand-alone Aveda Environmental Lifestyle stores.

           In addition to the foregoing brands, we manufacture and sell La Mer skin care products, including Creme de La Mer, and fragrances under the Kiton name. These products are marketed separately from our other brands.

           We have been controlled by the Lauder family since our founding. Members of the Lauder family, some of whom are our directors, executive officers and/or employees, beneficially own, directly or indirectly, as of August 20, 1999, shares of Class A Common Stock and Class B Common Stock having approximately 93.4% of the outstanding voting power of our Common Stock.

           Our principal executive offices are located at 767 Fifth Avenue, New York, New York 10153. The telephone number at that location is (212) 572-4200.

Recent Developments

           On April 26, 1999, our Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend on all of our outstanding Common Stock. The stock dividend was paid on June 2, 1999 to all holders of record of shares of our Common Stock at the close of business on May 10, 1999. Additionally, on that date, our Board of Directors approved a 17.6% increase in the Company's Class A and Class B Common Stock dividend, increasing the quarterly dividend on a post-split basis from $.0425 per share to $.05 per share. All share and per share data presented in this prospectus has been adjusted to reflect the two-for-one stock split.

           In August 1999, we acquired the assets of Los Angeles-based Stila Cosmetics, Inc. Stila products are currently available in limited distribution in the U.S. and certain foreign countries.

           On August 18, 1999, we announced our financial results for the quarter ended June 30, 1999 and for the fiscal year ended on that date. Our net sales for fiscal 1999 increased 9% to $3.96 billion. Excluding the impact of foreign currency translation, net sales increased 10% in fiscal 1999 compared with fiscal 1998. We reported net earnings of $272.9 million for the 1999 fiscal year, up 15% from the prior year. Basic earnings per common share for fiscal 1999 rose 17% to $1.05 from $.90 in the prior year, and diluted earnings per common share increased 16% to $1.03 from $.89 reported in the prior year. For the quarter ended June 30, 1999, our net sales increased 8% to $908.7 million, compared with $845.0 million in the fourth quarter of fiscal 1998. Double-digit gains in skin care and a solid performance in fragrance led the net sales increase. Net sales also increased in each geographic region, paced by double-digit growth in Asia/Pacific and strong increases in the Americas and Europe, the Middle East and Africa. Net earnings for the fourth quarter of fiscal 1999 rose 15% to $50.4 million from $44.0 million in the corresponding prior year period. Basic earnings per common share for the fiscal 1999 fourth quarter increased 19% to $.19 from $.16 in the prior year period, and diluted earnings per common share rose 13% to $.18 from $.16 in the same period a year ago.

                       RATIO OF EARNINGS TO FIXED CHARGES

           The ratio of our earnings to fixed charges was 5.85:1, 6.33:1, 5.58:1, 5.71:1, 2.55:1, 3.40:1 and 1.69:1 for the nine months ended March 31,
1999 and 1998 and the fiscal years ended June 30, 1998, 1997, 1996, 1995 and 1994, respectively. The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes and fixed charges before preferred stock dividends by the fixed charges. This ratio includes the earnings and fixed charges of The Estee Lauder Companies Inc. and its consolidated subsidiaries; fixed charges consist of interest and related charges on debt, preferred stock dividends and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.

                                 USE OF PROCEEDS

           Unless otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus and the related prospectus supplements for our general corporate purposes, which may include repayment of indebtedness, acquisitions, working capital and capital expenditures.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


           The following income statement and balance sheet information has been derived from our consolidated financial statements as of and for each of the years in the five-year period ended June 30, 1998 and as of and for the nine-month periods ended March 31, 1999 and March 31, 1998. You should read this information along with our consolidated financial statements and the related notes incorporated in this prospectus by reference. See "Incorporation of Certain Documents by Reference." The results of interim periods are not necessarily indicative of results that may be expected for the full year.


                                            Nine Months Ended
                                                March 31,                              Year ended June 30,
                                           -------------------       ------------------------------------------------------
                                           1999           1998       1998          1997       1996          1995       1994
                                           ----           ----       ----          ----       ----          ----       ----
                                               (Unaudited)                (In millions, except per share and ratio data)

Statement of Earnings Data:
Net Sales ......................   $     3,052.8 $     2,773.0 $   3,618.0 $   3,381.6 $    3,194.5    $  2,899.1 $  2,576.4
Gross profit ...................         2,357.3       2,144.2     2,798.5     2,616.5      2,463.5       2,224.3    1,956.1
Operating income ...............           373.7         331.7       409.1       359.1        310.3         230.9      175.8
Earnings before income taxes
   and minority interest .......           359.4         329.5       402.8       362.9        313.0         233.0      173.2
Net earnings ...................           222.5         192.8       236.8       197.6        160.4         121.2       93.0
Preferred stock dividends ......            17.6          17.6        23.4        23.4         57.5          25.3       23.0
Net earnings attributable to
   common stock ................           204.9         175.2       213.4       174.2        102.9          95.9       70.0
Other Data:
Earnings before interest, taxes,
   depreciation and amortization
   (EBITDA)(a) .................           462.4         402.3       506.6       435.1        369.1         272.9      215.9
Ratio of earnings to fixed
   charges (b) .................          5.85:1        6.33:1      5.58:1      5.71:1       2.55:1        3.40:1     1.69:1
Per Share Data:
Net earnings per common
   share(c)(e):
   Basic .......................             0.87          0.74        0.90        0.74         0.59(d)      --         --
   Diluted .....................             0.85          0.73        0.89        0.73         0.59(d)      --         --
Weighted average common
   shares outstanding (c)(e):
   Basic .......................           236.8         236.8       236.8       235.4        232.6(d)       --         --
   Diluted .....................           240.7         239.1       239.5       237.1        233.2(d)       --         --
Cash dividends declared per
   common share(e): ............             0.12          0.12        0.17        0.17         0.085        --         --


                                  At
                               March 31,                        At June 30,
                                              ------------------------------------------------
                                 1999         1998       1997       1996       1995       1994
                                 ----         ----       ----       ----       ----       ----
                              (Unaudited)                      (In millions)
Balance Sheet Data:
Working Capital ..........   $    733.9 $    617.2 $    551.6 $    467.5 $    469.6 $    422.7
Total assets .............      2,717.0    2,512.8    1,873.1    1,779.4    1,701.4    1,453.2
Total debt ...............        431.5      436.5       31.1      127.5      194.0      170.4
Redeemable preferred stock        360.0      360.0      360.0      360.0      360.0         --
Stockholders' equity .....        889.2      696.4      547.7      394.2      335.1      577.7

---------------
(a)  Earnings before interest, taxes, depreciation and amortization ("EBITDA")
     is an additional measure of operating performance used by management.
     EBITDA, like operating income, does not include the effects of interest and taxes and additionally excludes the "non-cash" effects of depreciation and amortization on current earnings. While the components of EBITDA may vary from company to company, we exclude our minority interest adjustment, all depreciation charges related to property, plant and equipment and all amortization charges including amortization of goodwill, purchased royalty rights, leasehold improvements and other intangible assets. We consider this measure useful in analyzing our results; however, it is not intended to replace, or act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with generally accepted accounting principles.

(b) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes, plus fixed charges before preferred stock dividends. Fixed charges consist of interest and related charges on debt, preferred stock dividends and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.

(c)  In December 1997, we adopted the provisions of SFAS No. 128, "Earnings Per
     Share," which requires the presentation of both Basic and Diluted earnings per common share. Consistent with the requirements of SFAS No. 128, net earnings per common share and weighted average common shares outstanding have been restated for purposes of comparability. See note (d) below.

(d) Due to the change in the capital structure effected by our recapitalization in connection with our initial public offering in fiscal 1996, historical share and per share data for periods prior to the fiscal year ended June
     30, 1996 are not presented. Net earnings per common share and weighted average common shares outstanding for the year ended June 30, 1996 are reflected on a pro forma basis as if the recapitalization was effected at the beginning of fiscal 1996.

(e) On April 26, 1999, our Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend on all of our outstanding Common
     Stock. The stock dividend was paid on June 2, 1999 to all holders of record of shares of our Common Stock at the close of business on May 10, 1999. All per share data presented in this prospectus has been restated to reflect the stock split.


                       DESCRIPTION OF THE DEBT SECURITIES

           We may offer the debt securities from time to time as senior debt or subordinated debt. The debt securities will be issued under an indenture that we will enter into with the party to be named in a prospectus supplement as trustee under the indenture. The terms of the indenture are also governed by certain provisions of the Trust Indenture Act of 1939.

           The debt securities may be issued from time to time in one or more series. The particular terms of each series which is offered by a prospectus supplement will be described in the related prospectus supplement.

           We have summarized the material terms of the indenture below. The form of the indenture has been filed as an exhibit to the registration statement. See "Where You Can Find More Information." You should read the indenture for provisions that may be important to you. Whenever we refer in this prospectus or in the related prospectus supplement to particular sections or defined terms contained in the indenture, those sections or defined terms are incorporated by reference in this prospectus or the related prospectus supplement, as applicable.

General

           The indenture will provide that debt securities in separate series may be issued by us from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. We will determine the terms and conditions of the debt securities, including the maturity, principal and interest, but those terms must be consistent with the indenture. The debt securities will be unsecured obligations of our company.

           A prospectus supplement will set forth the following terms of, and information relating to, the debt securities:

           (1)        the title of the debt securities;

           (2) whether the debt securities are senior debt securities or subordinated debt securities and, if subordinated debt securities, the subordination terms relating to those securities;

           (3) whether any of our subsidiaries will provide guarantees of the debt securities;

           (4) the aggregate principal amount of the debt securities (or principal amount at maturity);

           (5) the dates on which the principal amount of the debt securities will be payable;

           (6) the interest rate, if any, which the debt securities will bear and the interest payment dates for the debt securities (or the date on which the debt securities accrete interest);

           (7) the places where payments on the debt securities will be payable;

           (8) any terms upon which the debt securities may be redeemed, in whole or in part, at our option;

           (9) any provisions that would obligate us to deposit money in an account for the benefit of the holder of the debt securities for payments of principal and interest on the debt securities or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

           (10) the portion of the principal amount, if less than all, of the debt securities which will be payable upon declaration of acceleration of the maturity of the debt securities;

           (11)       whether the debt securities are defeasible;

           (12)       any addition to or change in the events of default;

           (13) the date or dates on which the debt securities may be converted or exchanged at the option of the holder into other securities of our company;

           (14) any addition to or change in the covenants in the indenture applicable to any of the debt securities; and

           (15) any other material terms of the debt securities not inconsistent with the provisions of the indenture.

           If a series of debt securities is denominated in a currency or currency unit other than United States dollars, the prospectus supplement will specify the denomination in which the debt securities will be issued and the coin or currency in which the principal and any premium or interest on those debt securities will be payable. In addition, special United States federal income tax or other considerations applicable to any debt securities which are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

           The debt securities may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the applicable prospectus supplement.

Form, Exchange and Transfer

           The debt securities of each series may be issued in fully registered or bearer form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples of $1,000.

           Subject to the terms of the indenture and the limitations applicable to global securities, debt securities may be presented for exchange or for registration of transfer, endorsed or with the form of transfer endorsed on the securities executed, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. No service charge will be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with that transfer or exchange. The security registrar or transfer agent will make the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. The security registrar and/or transfer agent initially designated by us for any debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents, rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts. We will always be required to maintain a transfer agent in each place of payment for the debt securities of each series.

           If we decide to partially redeem the debt securities of any series (or of any series and specified terms), we will:

           (1) issue, register the transfer of or exchange those debt securities being redeemed at the opening of business the day after we mail the notice of redemption with respect to those debt securities selected for redemption; and

           (2) register the transfer of or exchange those debt securities selected for redemption.

           We will describe any material United States federal income tax consequences specifically applicable to any debt securities and/or their plan of distribution in the prospectus supplement relating to those debt securities.

Merger, Consolidation and Sale of Assets

           The indenture will provide that we may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to any Person (as defined in the indenture), and may not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

           (1) the successor Person, if any, is a corporation, partnership, trust or other entity organized and validly existing under the laws of the United States and assumes our obligations on the debt securities and under the indenture;

           (2) immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

           (3) certain other conditions, including any additional conditions with respect to any particular debt securities specified in the applicable prospectus supplement, are met.

           These provisions apply only to a merger or consolidation in which we are not the surviving corporation and to sales, conveyances, leases and transfers by us as transferor or lessor.

           If we consolidate with or merge into any other Person or we sell, convey, transfer or lease our properties and assets substantially as an entirety to any Person in accordance with the preceding paragraph, the successor Person formed by the consolidation or merger or to which the sale, conveyance, transfer or lease is made will be substituted for us under the indenture with the same effect as if the successor Person had originally executed the indenture. In the event of any conveyance or transfer other than in the case of a lease, we will be discharged of all of our obligations and covenants under the indenture and the debt securities.

Events of Default

           Unless otherwise specified in the prospectus supplement, each of the following will constitute an event of default under the indenture with respect to debt securities of any series:

           (1) failure to pay principal of, or any premium on, any debt security of that series when due for a continuous period of five or more days, whether or not, in the case of subordinated debt securities, the payment is prohibited by the subordination provisions of the indenture;

           (2) failure to pay any interest on any debt securities of that series when due for a continuous period of 60 days, whether or not, in the case of subordinated debt securities, the payment is prohibited by the subordination provisions of the indenture;

           (3) if a separate account is established to make principal and interest payments on debt securities of any series, failure to deposit any required payment when due for a continuous period of five or more days, in respect of any debt security of that series, whether or not, in the case of subordinated debt securities, the deposit is prohibited by the subordination provisions of the indenture;

           (4) failure to perform or comply with the provisions described under "Merger, Consolidation and Sale of Assets";

           (5) failure to perform any of our other covenants in the indenture, other than a covenant included in the indenture solely for the benefit of a series other than that series, for a continuous period of 90 days after written notice has been given by the Trustee, or the holders of at least 25% in principal amount of the outstanding debt securities of that series, as provided in the indenture;

           (6) certain events of bankruptcy, insolvency or reorganization affecting us;

           (7) in the case of debt securities guaranteed by any of our subsidiaries, the guarantee of that subsidiary is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect, other than in accordance with the terms of the indenture, or any subsidiary guarantor or any Person acting on behalf of any subsidiary guarantor denies or disaffirms the subsidiary guarantor's obligations under its guarantee other than by reason of a release of the subsidiary guarantor from its guarantee in accordance with the terms of the indenture; and

           (8) any other event of default provided with respect to debt securities of that series.

           If an event of default described in clauses (1) through (5), (7) or
(8) with respect to the debt securities of any series at the time outstanding shall occur and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series by notice as provided in the indenture may declare the principal amount of the debt securities of that series to be due and payable immediately. If the debt security is an original issue discount debt security or the principal amount of the debt security is not then determinable, that portion of the principal amount of the debt security, or other amount instead of the principal amount, as may be specified in the terms of the debt security will become due and payable immediately.

           If an event of default described in clause (6) above with respect to the debt securities of any series at the time outstanding shall occur and be continuing, the principal amount of all the debt securities of that series, or, in the case of any original issue discount security or other debt security, the specified amount, will automatically, and without any action by the Trustee or any holder, become immediately due and payable. After any acceleration, but before a judgment or decree based on that acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul that acceleration if all events of default, other than the non-payment of accelerated principal or interest, or other specified amount, have been cured or waived as provided in the indenture.

           Subject to the sections of the indenture relating to the duties of the Trustee, if an event of default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless those holders shall have offered to the Trustee reasonable indemnity. Subject to the provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the debt securities of that series.

           No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy provided by the indenture, unless:

           (1) the holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of that series;

           (2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and those holders have offered reasonable indemnity, to the Trustee to institute the proceeding as trustee; and

           (3) the Trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with that request, within 60 days after that notice, request and offer.

           These limitations do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of or any premium or interest on a debt security on or after the applicable due date specified in the debt security.

           Within 90 days after any default with respect to debt securities of any series, the Trustee will transmit in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, notice of those defaults known to the Trustee, unless a default shall have been cured or waived. In the case of a default in the payment of the principal of, or any premium on, or interest on any debt securities of that series, or in the payment of any installment into a separate account established for the payment of principal and interest on debt securities of any series with respect to debt securities of that series, the Trustee will be protected in withholding this notice if and so long as the Trustee in good faith determines that the withholding of the notice is in the interest of the holders of debt securities of the applicable series.

           We will be required to furnish to the Trustee annually a statement by certain of our officers as to whether or not, to the knowledge of those officers, we are in default in the performance or observance of any of the terms, provisions and conditions of the indenture and, if so, specifying all known defaults.

           We are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a brief certificate of our compliance with all of the conditions and covenants under the indenture.

Modification and Waiver

           The indenture will provide that modifications and amendments may be made by us and the Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. We may not make any of the following modifications or amendments to the indenture without the consent of the holder of each outstanding debt security affected by the modification or amendment:

           (1) change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

           (2) reduce the principal amount of, or any premium or interest on, any debt security;

           (3) reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity of that security;

           (4) change the place or currency of payment of principal of, or any premium or interest on, any debt security;

           (5) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

           (6) in the case of subordinated debt securities, modify the subordination provisions in a manner adverse to the holders of the subordinated debt securities;

           (7) except as provided in the indenture, release the subsidiary guarantee of a subsidiary guarantor;

           (8) reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture;

           (9) reduce the percentage in principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

           (10) modify those provisions with respect to modification and waiver.

           The holders of a majority in principal amount of the outstanding debt securities of any series may waive our compliance with certain restrictive provisions of the indenture and may waive certain past defaults under the indenture. Those holders may not waive a default in the payment of principal, premium or interest on the debt securities and may not waive our compliance with certain covenants and provisions of the indenture without the consent of the holder of each outstanding debt security of any series affected.

Legal Defeasance or Covenant Defeasance

           The indenture will provide that we may elect, at any time, to terminate all of our obligations under the debt securities of a particular series and the indenture, except for certain obligations, including those relating to the defeasance trust and obligations to register the transfer or exchange of the debt securities of that series, to replace mutilated, destroyed, lost or stolen debt securities of that series and to maintain a registrar and paying agent in respect of the debt securities of that series. We refer to this as "legal defeasance." We may also elect, at any time, to terminate our obligations under certain material covenants with respect to a particular series of debt securities. We refer to this as "covenant defeasance."

           In order to exercise our defeasance options with respect to debt securities of any series, we must irrevocably deposit in trust for the benefit of the holders of those debt securities money or certain U.S. government obligations, or both, for the payment of principal of, premium, if any, and interest on those debt securities of that series to maturity or redemption. We must comply with certain other conditions, including delivery to the Trustee of an opinion of counsel to the effect that the holders of those debt securities will not recognize income, gain or loss for federal income tax purposes as a result of that defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred. In the case of legal defeasance only, the opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

Satisfaction and Discharge

           The indenture will provide that we may request the Trustee to execute proper instruments acknowledging satisfaction and discharge of the indenture with respect to any series of debt securities when:

           (1)        either:

                      (A) all previously authenticated and delivered debt securities of the series to be discharged have been delivered to the Trustee for cancellation, other than the following debt securities:

                                 (a)        securities in bearer form
                                            surrendered for exchange for
                                            "registered securities" and maturing
                                            after the exchange, whose surrender
                                            is not required or has been waived,
                                            as provided in the indenture,

                                 (b)        debt securities which have been
                                            destroyed, lost or stolen and which
                                            have been replaced or paid, as
                                            provided in the indenture,

                                 (c)        coupons appertaining to debt
                                            securities called for redemption and
                                            maturing after the relevant
                                            redemption date, whose surrender has
                                            been waived, as provided in the
                                            indenture, and

                                 (d)        debt securities for whose payment
                                            money has been deposited in trust
                                            with the Trustee or any paying agent
                                            or segregated and held in trust by
                                            us but was returned to us prior to
                                            cancellation, as provided in the
                                            indenture;

                      or

                      (B)        all debt securities of the series to be
                                 discharged:

                                 (a)        have become due and payable,

                                 (b) will become due and payable at their stated maturity within one year, or

                                 (c) if redeemable at our option, are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name, and at our expense, and we, in the case of (B)(a), (b) or (c) above, have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount, in the currency in which the debt securities of the series to be discharged are payable or in U.S. government obligations, sufficient to pay and discharge the entire indebtedness on any debt securities still outstanding, for principal, any premium, and interest to the date of the deposit, in the case of debt securities which have become due and payable, or to the stated maturity or redemption date; and

           (2) we have paid or caused to be paid all other sums payable by us under the indenture; and

           (3) we have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the indenture as to the series to be discharged have been satisfied.

Governing Law

           The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York. The indenture is subject to the provisions of the Trust Indenture Act that are required to be a part of the indenture and shall, to the extent applicable, be governed by those provisions.

                          DESCRIPTION OF CAPITAL STOCK

           Our authorized capital stock consists of 300,000,000 shares of Class A Common Stock, 120,000,000 shares of Class B Common Stock, and 23,600,000 shares of Preferred Stock, par value $.01 per share, including 3,600,000 shares of $6.50 Cumulative Redeemable Preferred Stock. As of August 20, 1999, there were 123,942,771 shares of Class A Common Stock and 113,679,334 shares of Class B Common Stock outstanding. All of the shares of Class B Common Stock are beneficially owned by members of the Lauder family. Of the authorized shares of Preferred Stock, 3,600,000 shares of $6.50 Cumulative Redeemable Preferred Stock are outstanding and, as of the date of this prospectus, are beneficially owned by members of the Lauder family. The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of our Restated Certificate of Incorporation previously filed with the Commission.

Common Stock

           The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights, certain conversion rights and transfer restrictions in respect of the shares of the Class B Common Stock, as described below.

           Voting Rights. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of our stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. There is no cumulative voting. Except as required by applicable law, holders of the Class A Common Stock and Class B Common Stock vote together on all matters submitted to a vote of the stockholders. With respect to certain corporate changes, such as liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of all or substantially all of our assets, holders of the Class A Common Stock and Class B Common Stock vote together as a single class and the approval of 75% of the outstanding voting power is required to authorize or approve such transactions.

           Any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting if we receive consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This could permit the holders of Class B Common Stock to take all actions required to be taken by the stockholders without providing the other stockholders the opportunity to make nominations or raise other matters at a meeting. The right to take action by less than unanimous written consent expires at such time as there are no shares of Class B Common Stock outstanding.

           Dividends. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by our Board of Directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

           If a dividend or distribution payable in shares of Class A Common Stock is made on the Class A Common Stock, we must also make a pro rata and simultaneous dividend or distribution on the Class B Common Stock payable in shares of Class B Common Stock. Conversely, if a dividend or distribution payable in shares of Class B Common Stock is made on the Class B Common Stock, we must also make a pro rata and simultaneous dividend or distribution on the Class A Common Stock payable in shares of Class A Common Stock.

           Restrictions on Transfer. If a holder of Class B Common Stock transfers such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a Lauder Family Member (as defined below), such shares will be converted automatically into shares of Class A Common Stock. In the case of a pledge of shares of Class B Common Stock to a financial institution, such shares will not be deemed to be transferred unless and until a foreclosure occurs.

           As used in this prospectus, the term "Lauder Family Members" includes only the following persons: (i) Mrs. Estee Lauder and her estate, guardian, conservator or committee; (ii) each descendant of Mrs. Lauder (a "Lauder Descendant") and their respective estates, guardians, conservators or committees;

(iii) each "Family Controlled Entity" (as defined below); and (iv) the trustees, in their respective capacities as such, of each "Family Controlled Trust" (as defined below). The term "Family Controlled Entity" means (i) any not-for-profit corporation if at least 80% of its board of directors is composed of Mrs. Lauder and/or Lauder Descendants; (ii) any other corporation if at least 80% of the value of its outstanding equity is owned by Lauder Family Members; (iii) any partnership if at least 80% of the value of its partnership interests is owned by Lauder Family Members; and (iv) any limited liability or similar company if at least 80% of the value of the company is owned by Lauder Family Members. The term "Family Controlled Trust" includes certain trusts existing on November 16, 1995 and trusts the primary beneficiaries of which are Mrs. Lauder, Lauder Descendants, spouses of Lauder Descendants and/or charitable organizations provided that if the trust is a wholly charitable trust, at least 80% of the trustees of such trust consist of Mrs. Lauder and/or Lauder Descendants.

           Conversion. Class A Common Stock has no conversion rights. Class B Common Stock is convertible in Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. In the event of a transfer of shares of Class B Common Stock to any person other than a Lauder Family Member, each share of Class B Common Stock so transferred automatically will be converted into one share of Class A Common Stock. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date for any meeting of the stockholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

           Liquidation. In the event of liquidation, after payment of our debts and other liabilities and after making provision for the holders of Preferred Stock, if any, our remaining assets will be distributable ratably among the holders of the Class A Common Stock and Class B Common Stock treated as a single class.

           Mergers and other Business Combinations. Upon a merger or consolidation, holders of each class of Common Stock are entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Class A Common Stock and Class B Common Stock differ at that time. We may not dispose of all or any substantial part of our assets to, or merge or consolidate with, any person, entity or "group" (as defined in Rule 13d-5 of the Exchange
Act), which beneficially owns in the aggregate ten percent or more of our outstanding Common Stock (a "Related Person") without the affirmative vote of the holders, other than such Related Person, of not less than 75% of the voting power of outstanding Class A Common Stock and Class B Common Stock voting as a single class. For the sole purpose of determining the 75% vote, a Related Person will also include the seller or sellers from whom the Related Person acquired, during the preceding six months, at least five percent of the outstanding shares of Class A Common Stock in a single transaction or series of related transactions pursuant to one or more agreements or other arrangements (and not through a brokers' transaction) but only if such seller or sellers have beneficial ownership of shares of Common Stock having a fair market value in excess of $10 million in the aggregate following such disposition to such Related Person. This 75% voting requirement is not applicable, however, if (i) the proposed transaction is approved by a vote of not less than a majority of our board of directors who are neither affiliated nor associated with the Related Person (or the seller of shares to the Related Person as described above) or (ii) in the case of a transaction pursuant to which the holders of Common Stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in such transaction is not less than the higher of (A) the highest price per share paid by the Related Person for any of its holdings of Common Stock within the two-year period immediately prior to the announcement of the proposed transaction or (B) the highest closing sale price during the 30-day period immediately preceding such date or during the 30-day period immediately preceding the date on which the Related Person became a Related Person, whichever is higher.

           Other Provisions. The holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

           Transfer Agent and Registrar. The Transfer Agent and Registrar for the Class A Common Stock is ChaseMellon Shareholder Services.

Preferred Stock

           $6.50 Cumulative Redeemable Preferred Stock. Holders of the $6.50 Cumulative Redeemable Preferred Stock are entitled to receive cumulative cash dividends at a rate of $6.50 per annum per share payable in quarterly installments. If such dividends are not paid in full, or declared in full and sums set apart for full payment thereof, then no dividends may be paid or declared upon the Common Stock or any other capital stock ranking junior to or on parity with such $6.50 Cumulative Redeemable Preferred Stock. If, at the time of an annual meeting of stockholders, the equivalent of six quarterly dividends are in arrears, then the number of directors on our board of directors will be increased by two and the holders of the outstanding $6.50 Cumulative Redeemable Preferred Stock voting separately as a class will be entitled at the meeting to vote for the election of two directors. The right to elect two directors and such directors' terms on the board of directors will continue until such arrearage in the payment of dividends ceases to exist. Shares of $6.50 Cumulative Redeemable Preferred Stock are subject to mandatory redemption on June 30, 2005 at a redemption price of $100 per share. Following such date and so long as such mandatory redemption obligations have not been discharged in full, no dividends may be paid or declared upon the Common Stock, or on any other capital stock ranking junior to or on a parity with such $6.50 Cumulative Redeemable Preferred Stock and no shares of Common Stock or such junior or parity stock may be redeemed or acquired by us for any consideration. We may redeem the $6.50 Cumulative Redeemable Preferred Stock owned by the EL 1994 Trust and a trust for the primary benefit of Leonard A. Lauder ("LAL 1995 Trust"), in whole or in part, after the death of Mrs. Lauder or, if owned by persons other than the EL 1994 Trust or the LAL 1995 Trust, after five years following the disposition of such shares by the EL 1994 Trust or the LAL 1995 Trust, as the case may be. After the later of June 30, 2000 and Mrs. Lauder's death, holders of the $6.50 Cumulative Redeemable Preferred Stock may put such shares to us at a price of $100 per share (which amount represents the liquidation preference per share).

           Other Preferred Stock. Our board of directors is authorized, subject to any limitations prescribed by Delaware law or the rules of the NYSE or other organizations on whose systems our stock may be quoted or listed, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, or fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of such series, without any further vote or action by the stockholders. The approval of the holders of at least 75% of the outstanding shares of Class B Common Stock, however, is required for the issuance of shares of Preferred Stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances. Depending upon the terms of the Preferred Stock established by the board of directors, any or all series of Preferred Stock could have preference over the Common Stock with respect to dividends and other distributions and upon liquidation or could have voting or conversion rights that could adversely affect the holders of the outstanding Common Stock. In addition, the Preferred Stock could delay, defer or prevent a change of control. We have no present plans to issue any additional shares of Preferred Stock.

Stockholders' Agreement

           All Lauder Family Members (other than The Lauder Foundation, a tax exempt, private foundation, Aerin Lauder Zinterhofer, Jane Lauder, The 4202 Corporation, the LAL 4002 Trust and the RSL 4201 Trust) who beneficially own shares of Common Stock have agreed pursuant to a stockholders' agreement with us (the "Stockholders' Agreement") to vote all shares beneficially owned by them for Leonard A. Lauder, Ronald S. Lauder and one person (if any) designated by each as directors of our company. As of August 20, 1999, these stockholders beneficially owned, in the aggregate, shares of Common Stock having approximately 90.9% of our voting power.

Registration Rights Agreement

           We and certain members of the Lauder family, certain trusts and other entities controlled by members of the Lauder family and Morgan Guaranty Trust Company of New York ("Morgan Guaranty") are parties to a Registration Rights Agreement (the "Master Registration Rights Agreement"), pursuant to which each of Leonard A. Lauder, Ronald S. Lauder and Morgan Guaranty have three demand registration rights and the Estee Lauder 1994 Trust has six demand registration rights in respect of shares of Class A Common Stock (including Class A Common Stock issued upon conversion of Class B Common Stock) held by them. All the parties to the Master Registration Rights Agreement (other than us) also have an unlimited number of piggyback registration rights in respect of their shares. The rights of Morgan Guaranty and any pledgee of the Estee Lauder 1994 Trust under the Master Registration Rights Agreement will be exercisable only in the event of a default under certain loan arrangements.

                              PLAN OF DISTRIBUTION

           We may sell the debt securities being offered by this prospectus directly to a limited number of institutional purchasers or to a single purchaser or through agents, underwriters, dealers or remarketing firms.

           Offers to purchase debt securities may be solicited directly by us or by agents designated by us from time to time. Any agent who may be deemed to be an underwriter, as that term is defined in the Securities Act of 1993, as amended (the "Securities Act"), involved in the offer or sale of the debt securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth, in a prospectus supplement. The agent will be acting on a reasonable efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. Agents may be entitled under agreements which may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

           If any underwriters are utilized in any sale of the debt securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the debt securities. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

           If a dealer is utilized in any sale of the debt securities, we will sell the debt securities to the dealer, as principal. The dealer may then resell those debt securities to the public at varying prices to be determined by the dealer at the time of resale. Dealers may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

           Securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with their terms, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the prospectus supplement. Remarketing firms may be entitled under agreements which may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

           If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain purchasers to purchase debt securities from us, at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to only those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such offers.

                                  LEGAL MATTERS

           The validity of the debt securities offered by this prospectus has been passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters in connection with offerings made by this prospectus may be passed upon for any underwriters, dealers or agents by counsel named in the applicable prospectus supplement.

                                     EXPERTS

           The financial statements and schedule incorporated by reference in this prospectus that are contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

           Expenses in connection with the issuance and distribution of the securities being registered are estimated (other than with respect to the Commission's registration fee) to be as follows:

          Registration fee ...................................  $111,200.00
          *Trustee's expenses  ...............................
          *Accounting fees and expenses  .....................
          *Legal fees and expenses  ..........................
          *Miscellaneous......................................  -----------
                  *Total...................................... $-----------

----------------------------
*To be provided by amendment


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Generally, Section 145 of the General Corporation Law of the State of Delaware (the "GCL") permits a corporation to indemnify any person made a party to an action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. To the extent that person has been successful in any such matter, that person shall be indemnified against expenses actually and reasonably incurred by him. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses.

           Our By-Laws provide for indemnification of our directors and officers to the fullest extent permitted by law.

           Section 102(b)(7) of the GCL enables a Delaware corporation to include a provision in its certificate of incorporation limiting a director's liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director. Our Certificate of Incorporation provides for such limitation to the full extent permitted under Delaware law.

           Our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act which might be incurred by them in such capacities and against which we may not indemnify them.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number                 Exhibit Description
--------------                 -------------------

      **1.1                    Form of Debt Securities Purchase Agreement.

      **4.1 Form of Indenture to be entered between the Company and a trustee to be named.

       **5                     Opinion of Weil, Gotshal & Manges LLP.

       *12 Statement regarding computation of ratio of earnings to fixed charges.

      *23.1                    Consent of Arthur Andersen LLP.

     **23.2 Consent of Weil, Gotshal & Manges LLP (to be included in the Opinion filed as Exhibit 5).

       *24 Power of Attorney (included on signature page to Registration Statement).

------------------------
* Filed herewith.
** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

           (a)        The undersigned Registrant hereby undertakes:

                      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                                 (i) To include any prospectus required by Section 10(a)(3) of the
                                            Securities Act of 1933;

                                 (ii)       To reflect in the prospectus any
                                            facts or events arising after the
                                            effective date of the registration
                                            statement (or the most recent
                                            post-effective amendment thereof)
                                            which, individually or in the
                                            aggregate, represent a fundamental
                                            change in the information set forth
                                            in the registration statement.
                                            Notwithstanding the foregoing, any
                                            increase or decrease in volume of
                                            securities offered (if the total
                                            dollar value of securities offered
                                            would not exceed that which was
                                            registered) and any deviation from
                                            the low or high end of the estimated
                                            maximum offering range may be
                                            reflected in the form of a
                                            prospectus filed with the Commission
                                            pursuant to Rule 424(b) if, in the
                                            aggregate, the changes in volume and
                                            price represent no more than a 20
                                            percent change in the maximum
                                            aggregate offering price set forth
                                            in the "Calculation of Registration
                                            Fee" table in the effective
                                            registration statement; and

                                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (c) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES
                                   ----------

           Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on this 26th day of August 1999.

                          THE ESTEE LAUDER COMPANIES INC.



                          By:   /s/  Robert J. Bigler
                               -----------------------------------------------
                          Name:      Robert J. Bigler
                          Title:     Senior Vice President and Chief Financial
                                     Officer


                                POWER OF ATTORNEY

           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose name appears below hereby constitutes Robert J. Bigler, Fred H. Langhammer and Paul E. Konney such person's true and lawful attorney, with full power of substitution to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, including Post-Effective Amendments, and to file the same with the Securities and Exchange Commission, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments.

                Signature                                          Title                                       Date
                ---------                                          -----                                       ----
/s/ Leonard A. Lauder                                  Chairman of the Board and Chief                   August 26, 1999
------------------------------------------             Executive Officer (Principal Executive
            Leonard A. Lauder                          Officer)

/s/ Ronald S. Lauder                                   Director                                          August 26, 1999
------------------------------------------
             Ronald S. Lauder

/s/ William P. Lauder                                  Director                                          August 26, 1999
------------------------------------------
            William P. Lauder

/s/ Fred H. Langhammer                                 Director                                          August 26, 1999
------------------------------------------
            Fred H. Langhammer

/s/ Richard D. Parsons                                 Director                                          August 19, 1999
------------------------------------------
            Richard D. Parsons

/s/ Marshall Rose                                      Director                                          August 26, 1999
------------------------------------------
              Marshall Rose

/s/ P. Roy Vagelos, M.D.                               Director                                          August 14, 1999
------------------------------------------
           P. Roy Vagelos, M.D.



/s/ Faye Wattleton                                     Director                                          August 26, 1999
------------------------------------------
              Faye Wattleton

/s/ Robert J. Bigler                                   Senior Vice President and Chief                   August 26, 1999
------------------------------------------             Financial Officer (Principal Financial
             Robert J. Bigler                          and Accounting Officer)


                                  EXHIBIT INDEX

Exhibit Number            Exhibit Description
--------------            -------------------

    **1.1                 Form of Debt Securities Purchase Agreement.

    **4.1 Form of Indenture to be entered between the Company and a trustee to be named.

    **5                   Opinion of Weil, Gotshal & Manges LLP.

    *12 Statement regarding computation of ratio of earnings to fixed charges.

    *23.1                 Consent of Arthur Andersen LLP.

   **23.2 Consent of Weil, Gotshal & Manges LLP (to be included in the Opinion filed as Exhibit 5).

    *24 Power of Attorney (included on signature page to Registration Statement).

-----------------
* Filed herewith.
** To be filed by amendment.